

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

April 27, 2017

Curtis A. Morgan
President and Chief Executive Officer
Vistra Energy Corp.
1601 Bryan Street
Dallas, Texas 75201

>   **Re: Vistra Energy Corp.
>   Amendment No. 2 to Registration Statement on Form S-1
>   Filed April 5, 2017
>   File No. 333-215288**

Dear Mr. Morgan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2017 letter.

Management

Committees of the Board of Directors

Audit Committee, page 114

1.   We note your disclosure that you will remove Jennifer Box from the Audit Committee and will appoint a second and third member, each of whom will meet the definition of "independent" under Commission and NYSE rules, "within the time periods required by the applicable rules and regulations." Please disclose the time period for which you are permitted under Commission and NYSE rules to not have an audit committee consisting of three independent directors and whether you will elect to take advantage of such rules.

Executive Compensation

Compensation Philosophy

Annual Incentive Plan

Financial and Operational Performance Targets for 2016, page 123

2.   We note your response to comment 3 and reissue the comment in part. Please revise your disclosure to discuss how difficult it will be for named executive officers or how likely it will be for you to achieve the undisclosed target levels or other relevant factors. Please refer to Instruction 4 to Item 402(b) of Regulation S-K.

Principal and Selling Stockholders, page 144

3.   Please revise the last line of your table to accurately reflect the number of shares of common stock beneficially owned by "all directors and current executive officers as a group," the percentage of shares owned by them before any offering and if the maximum number of shares offered are sold.

Financial Statements

Notes to Consolidated Financial Statements

Equity, page F-58

4.   We note here and on page 155 that the Vistra Operations Credit Facilities restrict the ability of your restricted subsidiaries to pay dividends or make distributions or other restricted payments. Please tell us how you considered the disclosure requirements of Rule 4-08(e) and of the Schedule I requirements in Rule 5-04 of Regulation S-X.

You may contact Yong Kim, Staff Accountant at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Attorney Adviser at (202) 551-6521, Jacqueline Kaufman, Attorney Adviser, at (202) 551-3797 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jacqueline Kaufman for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc:　　Stephanie Moore, General Counsel, Vistra Energy Corp.
　　　　Bill Howell, Esq., Sidley Austin LLP